Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

General

Catalyst Bancorp, Inc. (“Catalyst” or, the “Company”) is authorized to issue 35,000,000 shares of capital stock, of which 30,000,000 are shares of common stock, par value $.01 per share, and 5,000,000 are shares of serial preferred stock, par value $.01 per share. As of December 31, 2021, there were 5,290,000 shares of Company common stock issued and outstanding and no shares of Company preferred stock issued and outstanding. The Company’s common stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and is listed on the Nasdaq Capital Market under the symbol “CLST”.

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our articles of incorporation and bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part, and to applicable provisions of law.

Common Stock

Dividends.  Catalyst can pay dividends if, as and when declared by its board of directors, subject to compliance with limitations which are imposed by law. The holders of our common stock are entitled to receive and share equally in such dividends as may be declared by our board of directors out of funds legally available therefor. If we issue preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights.  The holders of our common stock possess exclusive voting rights in Catalyst. They elect our board of directors and act on such other matters as are required to be presented to them under Louisiana law or our articles of incorporation or as are otherwise presented to them by the board of directors. Except as discussed below under “Restrictions on Acquisitions of Catalyst and Related Anti-Takeover Provisions,” each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If we issue preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation.  In the event of any liquidation, dissolution or winding up of Catalyst, the holders of our common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities, (including payments with respect to the liquidation account of Catalyst) all of the assets of Catalyst available for distribution.

Preemptive Rights.  Holders of our common stock are not entitled to preemptive rights with respect to any shares which may be issued in the future. Our common stock is not subject to any required redemption.

Preferred Stock

Our authorized preferred stock may be issued with such preferences and designations as the board of directors may from time to time determine. Our board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Restrictions on Acquisitions of Catalyst and Related Anti-Takeover Provisions

Articles of Incorporation and Bylaws and Louisiana Law.  Certain provisions of our articles of incorporation and bylaws and Louisiana law which deal with matters of corporate governance and rights of shareholders might be deemed to have a potential anti-takeover effect. Provisions in our articles of incorporation and bylaws provide, among other things,

●	that our board of directors is divided into classes with only one-third of our directors standing for reelection each year;

●	that no person shall directly or indirectly acquire or offer to acquire beneficial ownership of more than 10% of the issued and outstanding shares of any class of voting securities of Catalyst;

●	that special meetings of shareholders may be called by shareholders who beneficially own at least 50% of the outstanding voting shares of Catalyst;

●	that shareholders generally must provide us advance notice of shareholder proposals and director nominations and provide certain specified related information; and

●	the authority to issue shares of authorized but unissued common stock and preferred stock and to establish the terms of any one or more series of preferred stock, including voting rights, without additional shareholder approval.

The provisions noted above as well as others provided under Louisiana law and federal banking law and regulation may have the effect of discouraging a future takeover attempt which is not approved by our board of directors but which individual shareholders may consider to be in their best interests or in which shareholders may receive a substantial premium for their shares over the then current market price. As a result, shareholders who might wish to participate in such a transaction may not have an opportunity to do so. The provisions may also render the removal of our board of directors or management more difficult. Furthermore, such provisions could render us being deemed less attractive to a potential acquiror and/or could result in our shareholders receiving a lesser amount of consideration for their shares of our common stock than otherwise could have been available either in the market generally and/or in a takeover.

A more detailed discussion of these and other provisions of our articles of incorporation and bylaws is set forth below.

Board of Directors.  Our articles of incorporation and bylaws provide that our board of directors is divided into three classes of directors each and that the members of each class be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually. Holders of our common stock do not have cumulative voting in the election of directors.

Under our articles of incorporation, subject to the rights of the holders of any class or series of stock having preference over our common stock, any vacancy occurring in our board of directors, including any vacancy created by reason of an increase in the number of directors, may be filled by a majority vote of the remaining directors, whether or not a quorum is present. Any director so chosen to fill a vacancy will hold office until the term of the class to which he was appointed shall expire and until his or her successor is elected and qualified.

Our articles of incorporation also provide that, subject to the rights of the holder of any class or series of stock having preference over our common stock, any director may be removed by shareholders without cause by the affirmative vote of at least 75% of all outstanding shares entitled to vote in the election of directors, and may be removed with cause only upon the vote of at least a majority of the total votes eligible to be cast by shareholders. Cause for removal will be deemed to exist only if the director in question:

●	declared of unsound mind by a court of competent jurisdiction;

●	convicted of a felony or an offense punishable by imprisonment for a term of more than one year by a court of competent jurisdiction; or

●	deemed liable by a court of competent jurisdiction for gross negligence or misconduct in the performance of duties to Catalyst.

Limitation on Voting Rights.  Article 10.A of our articles of incorporation provides that no person shall directly or indirectly offer to acquire or acquire the beneficial ownership of (i) more than 10% of the issued and outstanding shares of any class of an equity security of Catalyst, or (ii) any securities convertible into, or exercisable for, any equity securities of Catalyst if, assuming conversion or exercise by such person of all securities of which such person is the beneficial owner which are convertible into, or exercisable for, such equity securities (but of no securities convertible into, or exercisable for, such equity securities of which such person is not the beneficial owner), such person would be the beneficial owner of more than 10% of any class of an equity security of Catalyst. The term “person” is broadly defined to prevent circumvention of this restriction.

The foregoing restrictions do not apply to (i) any offer with a view toward public resale made exclusively to Catalyst by underwriters or a selling group acting on its behalf, (ii) any tax-qualified employee benefit plan or arrangement established by us and any trustee of such a plan or arrangement, and (iii) any other offer or acquisition approved in advance by the affirmative vote of two-thirds of our entire board of directors. In the event that shares are acquired in violation of Article 10.A, all shares beneficially owned by any person in excess of 10% shall be considered “Excess Shares” and shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to shareholders for a vote, and the board of directors may cause such Excess Shares to be transferred to an independent trustee for sale on the open market or otherwise, with the expenses of such trustee to be paid out of the proceeds of sale.

Authorized Shares.  Article 4 of our articles of incorporation authorizes the issuance of 35,000,000 shares of stock, of which 5,000,000 shares shall be shares of serial preferred stock, and 30,000,000 shall be common stock. The shares of common stock and preferred stock were authorized in an amount greater than the amount issued and outstanding in order to provide our board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and employee stock options. However, these additional authorized shares may also be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of Catalyst. The board of directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position.

Special Meetings of Shareholders and Shareholder Nominations and Proposals.  Article 9.B of the articles of incorporation provides that special meetings of shareholders may only be called by (i) the President, (ii) a majority of the board of directors, and (iii) by persons who beneficially own an aggregate of at least 50% of the outstanding voting shares, except as may otherwise be provided by law. The articles of incorporation also provide that any action permitted to be taken at a meeting of shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, is given by the holders of all outstanding shares entitled to vote and filed with the secretary of Catalyst.

Article 9.D of our articles of incorporation provides that only such business as shall have been properly brought before an annual meeting of shareholders shall be conducted at the annual meeting.

To be properly brought before an annual meeting, business must be specified in the notice of the meeting, or any supplement thereto, given by or at the direction of the board of directors, or otherwise properly brought before the meeting by a shareholder. For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to Catalyst’s secretary. To be timely, a shareholder’s notice must be delivered to or mailed and received at Catalyst’s principal executive offices not later than 120 days prior to the anniversary date of the mailing of proxy materials by Catalyst in connection with the immediately preceding annual meeting of shareholders, or, in the case of the Company’s first annual meeting of shareholders, by December 15, 2021. Catalyst’s articles of incorporation also require that the notice must contain certain information in order to be considered. The board of directors may reject any shareholder proposal not made in accordance with the articles of incorporation. The presiding officer of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with our articles of incorporation, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

Article 6.F. of our articles of incorporation provide that, subject to the rights of the holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, all nominations for election to the board of directors, other than those made by the board or a committee thereof, shall be made by a shareholder who has complied with the notice provisions in such Article 6.F. Written notice of a shareholder nomination must include certain specified information and must be communicated to the attention of the secretary and either delivered to, or mailed and received at, Catalyst’s principal executive offices not later than (a) with respect to an annual meeting of shareholders, 120 days prior to the anniversary date of the mailing of proxy materials by Catalyst in connection with the immediately preceding annual meeting of shareholders; or, in the case of the Company’s first annual meeting of shareholders, by December 15, 2021.

Amendment of Articles of Incorporation and Bylaws.  Article 12 of our articles of incorporation generally provides that any amendment of the articles of incorporation must be first approved by a majority of the board of directors and then by the holders of a majority of the shares of Catalyst entitled to vote in an election of directors, except that the approval of 75% of the shares entitled to vote in an election of directors is required for any amendment to Articles 6 (directors), 7 (preemptive rights), 8 (indemnification), 9 (meetings of shareholders and shareholder proposals), 10 (restrictions on offers and acquisitions) and 12 (amendments).

Our bylaws may be amended by a majority of the board of directors or by the affirmative vote of a majority of the total shares entitled to vote in an election of directors, except that the affirmative vote of at least 75% of the total shares entitled to vote in an election of directors shall be required to amend, adopt, alter, change or repeal any provision inconsistent with certain specified provisions of the bylaws.